February 26, 2025
Kalkidan Ezra
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 444 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 MC Trio Equity Buffered ETF
Dear Ms. Ezra:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the MC Trio Equity Buffered ETF, a series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:The Staff is requesting the Registrant include the name of the Underlying ETFs in which the options it will invest in will be issued on and provide an estimate of the expected buffer and cap for each of the allocations to the Underlying ETFs.
Response: The Registrant notes that the Fund does not seek exposure to specific Underlying ETFs. Rather, the Fund seeks exposure to particular asset classes and, as disclosed in the Amendment, the Sub-Adviser will select the Underlying ETF that it believes best accomplishes the Fund’s objective, which may change from time to time. Because the Registrant does not expect that investors will invest in the Fund for exposure to specific Underlying ETFs (as opposed to asset classes) and to avoid implying that the Fund will necessarily use particular Underlying ETFs, the Registrant respectfully declines to name any particular Underlying ETF in the prospectus. The Registrant further notes that investors will be able to see which Underlying ETFs are used by the Fund via the holdings on the Fund’s website.
Similarly, the Registrant notes that the Fund is not designed to seek a specific Buffer amount on any Underlying ETF. As disclosed in the Amendment, the amount of each Buffer will be set “depending on McCarthy & Cox’s view of market conditions and the cost of the available options contracts.” To avoid implying that the Fund will necessarily seek a particular Buffer amount, the Registrant respectfully declines to provide an estimated Buffer or Cap in the prospectus.
Comment 2:The Staff is of the opinion that by including “buffer” in the Fund’s name the Fund must maintain a buffer in at least one of the three asset classes that it intends to provide exposure to. The Staff recommends that the disclosure be updated to indicate that the Fund may not maintain a buffer on all three of the underlying ETFs but it will maintain a buffer on at least one underlying ETF at all times.
Response: The Registrant notes that, as described in the Amendment, the Fund’s principal strategy is to provide exposure to certain asset classes through Underlying ETFs “while seeking to protect against a predetermined amount of losses (e.g., 10%) in such ETFs,” and the Registrant acknowledges the importance of the Fund’s name not being materially deceptive or misleading as required by Section 35(d) of the Investment Company Act of 1940. The Registrant believes that the Amendment sufficiently communicates that the Fund generally expects to use a buffer strategy when it purchases Underlying ETFs, consistent with the Fund’s name. If, under normal market conditions, the Fund determined to no longer use the buffer approach, the Registrant will consider whether the Fund’s name needs to be changed to avoid misleading investors. Because the Registrant believes that the Amendment sufficiently communicates that the strategy is consistent with the Fund’s name, the Registrant respectfully declines to make the suggested change to the strategy disclosure.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.
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/s/ Wade Bridge
Wade Bridge
Partner
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